News

FOR IMMEDIATE RELEASE
BMO Financial Group Declares Dividend
TORONTO, August 26, 2008 — Bank of Montreal today announced that the Board of Directors declared a quarterly dividend of $0.70 per share on paid-up common shares of Bank of Montreal for the fourth quarter of fiscal year 2008, unchanged from the previous quarter.
For the current quarter, the Board also declared a dividend of $0.33125 a share on paid-up Class B Preferred Shares Series 5, a dividend of $0.296875 a share on paid-up Class B Preferred Shares Series 6, a dividend of US $0.371875 a share on paid-up Class B Preferred Shares Series 10, a dividend of $0.28125 a share on paid-up Class B Preferred Shares Series 13, a dividend of $0.328125 a share on paid-up Class B Preferred Shares Series 14, a dividend of $0.36250 a share on paid-up Class B Preferred Shares Series 15, and an initial dividend of $0.55205 a share on paid-up Class B Preferred Shares Series 16 of BMO.
The dividend on the common shares is payable November 27, 2008 to shareholders of record on October 31, 2008. The dividends on the preferred shares are payable November 25, 2008 to shareholders of record on October 31, 2008.
The above-mentioned dividends on the common and preferred shares are designated as “eligible” dividends for the purposes of the Income Tax Act (Canada) and any similar provincial and territorial legislation.

For News Media Enquiries:
Ralph Marranca, Toronto, ralph.marranca@bmo.com, (416) 867-3996
Ronald Monet, Montreal, ronald.monet@bmo.com, (514) 877-1873
For Investor Relations Enquiries:
Viki Lazaris, Toronto, viki.lazaris@bmo.com, (416) 867-6656
Steven Bonin, Toronto, steven.bonin@bmo.com, (416) 867-5452
Internet: www.bmo.com